Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED APRIL 30, 2023 AND 2022

(Expressed in Canadian dollars unless otherwise stated)

July 13, 2023

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of Uranium Royalty Corp., for the year ended April 30, 2023, should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the years ended April 30, 2023 and 2022, a copy of which is available under the Company's profile on SEDAR at www.sedar.com.

The Company's financial statements for the year ended April 30, 2023 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Unless otherwise stated, all information contained in this MD&A is as of July 13, 2023.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "A$" are to Australian dollars. References in this MD&A to the "Company" and "URC" mean Uranium Royalty Corp., together with its subsidiaries, unless the context otherwise requires.

References herein to "U3O8" are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluoride for the purpose of uranium enrichment.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this MD&A may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

•
the ongoing operation of the properties in which the Company holds or may hold uranium interests;
•
future events or future performance;
•
the impact of general business and economic conditions;
•
future debt levels, financial capacity, liquidity and capital resources;
•
anticipated future sources of funds to meet working capital requirements;
•
future capital expenditures and contractual commitments;
•
expectations respecting future financial results;
•
expectations with respect to the Company's financial position;
•
expectations regarding uranium prices and the impacts of United States and other governmental policies on uranium demand;

•
expectations regarding supply and demand for uranium;
•
conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used;
•
expectations regarding the Company's business plans, strategies, growth and results of operations;
•
the Company's dividend policy;
•
the financial and operational strength of counterparties;
•
production volumes;
•
mineral resources and mine life;
•
governmental regulatory regimes with respect to environmental matters; and
•
governmental taxation regimes.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following:

•
market prices of uranium;
•
global economic and financial conditions;
•
demand for uranium;
•
uranium supply;
•
industry conditions;
•
the ongoing operation of the properties in which the Company holds or may hold uranium interests;

•
future operations and developments on the properties in which the Company holds or may hold interests; and
•
the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company's interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this MD&A:

•
limited or no access to data or the operations underlying the Company's interests;
•
dependence on third party operators;
•
risks related to political unrest in Kazakhstan, which could negatively impact the Company's investment in Yellow Cake plc ("Yellow Cake") and its option to purchase uranium from Yellow Cake;
•
dependence on future payments from owners and operators of the Company's royalty and other interests;
•
royalties, streams and similar interests may not be honoured by operators of a project;
•
risks relating to buy-back and similar rights held by the operators of the Company's interests;
•
the impact of project costs on profit-based royalties, such as net profit interest ("NPI") royalties;
•
risks faced by owners and operators of the properties underlying the Company's interest;
•
title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
•
excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
•
volatility in market prices and demand for uranium and the market price of the Company's other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine and the political unrest in Kazakhstan;
•
changes in general economic, financial, market and business conditions in the industries in which uranium is used;
•
risks related to mineral reserve and mineral resource estimates, including rate and timing of production differences from resource and reserve estimates;
•
risks related to the public acceptance of nuclear energy in relation to other energy sources;

•
investment price risks, which may affect the value of the Company's current and future equity investments, including those in Yellow Cake and Queen's Road Capital Investment Ltd. ("QRC");
•
commodities price risks, which may affect revenue derived by the Company from its asset portfolio;
•
risks associated with future acquisitions;
•
effects of competition and pricing pressures;
•
actual results differing materially from management estimates and assumptions;
•
any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
•
risks related to the competitive nature of the royalty and streaming business;
•
regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
•
macroeconomic developments and changes in general economic, financial, market and business conditions in the industries in which uranium is used;
•
liquidity risks in connection with the Company's equity investments, including those in Yellow Cake and QRC;
•
reduced access to debt and equity capital;
•
fluctuations in the value of the Canadian dollar;
•
fluctuations in the market prices of the Company's investments;
•
risks related to interest rate fluctuations and foreign exchange rate fluctuations;
•
any inability of the Company to execute its growth strategy;
•
any inability to attract and retain key employees;
•
litigation;
•
risks associated with First Nations land claims;
•
potential conflicts of interests;
•
any inability to ensure compliance with anti-bribery and anti-corruption laws;

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

•
alternatives to and changing demand for uranium;
•
the absence of any public market for uranium;
•
changes in the technologies pertaining to the use of uranium;
•
changes in legislation, including permitting and licensing regimes and taxation policies, including regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or other interests are located;
•
risks related to epidemics, pandemics and other health crises;

•
any future expansion of the Company's business activities;
•
any failure to maintain effective internal controls;
•
risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and
•
the other risks described under "Risk Factors" in the Company's Annual Information Form for the year ended April 30, 2023 (the "AIF") and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Forward-looking information is based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to forward-looking information.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out under "Risk Factors" in the AIF.

Notice Regarding Mineral Disclosure

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included herein have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects("NI 43-101") and the CIM Definition Standards on Mineral Resources and Reserves as adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Definition Standards") or the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC") or Subpart 1300 of Regulation S-K ("S-K 1300"), as applicable.

The United States Securities and Exchange Commission (the "SEC") has adopted mining disclosure rules under S-K 1300. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure under S-K 1300 and will continue to provide disclosure under NI 43-101. Under S-K 1300, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding definitions under the CIM Definition Standards, as required under NI 43-101.

United States investors are cautioned that while terms are substantially similar to the CIM Definition Standards, there are differences in the definitions under S-K 1300 and the CIM Standards and there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under S-K 1300.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023 has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under S-K 1300.

Certain resource estimates disclosed in this MD&A and the Company's other disclosure documents, have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and S-K 1300. Accordingly, information contained herein may contain descriptions of the projects underlying the Company’s interests that differ from similar information made available by Canadian and United States issuers.

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein relating to properties underlying the Company's royalty and other interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company's interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through engaging in physical uranium transactions.

The Company's common shares without par value (the "Common Shares") and certain of its common share purchase warrants, exercisable into one URC Share at an exercise price of $2.00 per share until December 6, 2024 (the "Listed Warrants"), are listed on the Toronto Stock Exchange (the "TSX") under the symbols "URC" and "URC.WT", respectively and its Common Shares are listed on the Nasdaq Capital Market ("NASDAQ") under the stock symbol "UROY". Certain of the Company's common share purchase warrants, exercisable into one URC Share at an exercise price of $1.40 per share until December 6, 2024 (the "Unlisted Warrants" and, collectively with the Listed Warrants, the "Warrants"), are not listed or quoted for trading on any stock exchange or marketplace.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

Business Strategy

To date, the Company has assembled a portfolio of royalty interest on uranium projects and physical uranium holdings. The Company's long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and engaging in physical uranium

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023 trading from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects. From time to time, the Company also seeks further exposure to uranium through investments in funds and other equities.

The Company's strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

The Company's primary focus is to identify, evaluate and acquire the following:

•
royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;
•
uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;
•
off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and
•
direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

The Company also acquires physical uranium inventories from time to time, where it believes there is an opportunity to provide attractive commodity price exposure to shareholders. Such purchases may be made pursuant to its existing option under its strategic relationship with Yellow Cake or by other means, including direct purchases from producers or market purchases. See "Recent Developments".

Market Overview

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities' uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC LLC and TradeTech LLC.

During the year ended April 30, 2023, uranium prices averaged US$49.52 per pound U3O8, representing an approximate 16.35% increase compared to the average price of US$42.56 per pound U3O8 in fiscal year 2022. As at April 30, 2023, the uranium price was US$53.85 per pound U3O8, representing an approximate 1.60% increase from April 30, 2022 when the price was US$53.00 per pound U3O8 (Source: UxC LLC Ux Month-End Price). The period from May 2022 to April 2023 was marked by continued volatility as the price fluctuated between US$45.50 per pound and US$54.50 per pound (Source: UxC LLC Historical Ux Daily Price).

Uncertainties regarding potential Russian uranium sanctions, transportation risks, embargo and other geopolitical concerns continued to weigh on buyers. As a result, many have prioritized the sourcing of Western uranium, conversion and enrichment services for assurance of supply reasons. These buyers have also turned their focus to long term uranium contracting over shorter term spot or medium term strategies. The presence, or absence, of financial buyers, like Sprott Physical Uranium Trust ("Sprott"), have also become a big driver of spot market volumes. As such, weaker global equity markets can sometimes sideline these buyers when their shares are trading at a discount to their net asset values.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

Global Market Developments

Over the past few years, global uranium market fundamentals have been generally improving as the market transitions from an inventory driven to more of a production driven market. The spot market bottomed in November 2016 at about $17.75 per pound U3O8 and stood at $55.40 per pound on July 12, 2023 (Source: UxC LLC Ux U3O8 Daily Price). Production dropped to a multi-year low in 2020 at about 122 million pounds but began to recover in 2021 and totaled about 129 million pounds in 2022, still well below reactor requirements (Source: UxC 2023 Q2 Uranium Market Outlook). Global supply and demand projections show a structural deficit between production and utility requirements averaging about 40 million pounds a year over the next 10 years and increasing thereafter (Source: UxC 2023 Q2 Uranium Market Outlook). The current gap is being filled with secondary market sources, including finite inventory that is projected to decline in coming years. As secondary supplies diminish, and as existing mines deplete resources, new production will be needed to meet existing utility demand. This is expected to require higher prices to stimulate new mining investment with market prices still below incentive prices for many producers.

Since 2022, uranium supply has become more complicated due to Russia's invasion of Ukraine as Russia is a significant supplier of nuclear fuel around the globe. Economic sanctions, transportation restrictions, pending legislation and buyer avoidance of Russian fuel is causing a fundamental change to the nuclear fuel markets. We believe this is resulting in a bifurcation of the uranium market, increasing an already notable supply gap for western utilities. Secondary supply is also likely to be further reduced with western enrichers reversing operations from underfeeding to overfeeding that requires more uranium to increase the production of enrichment services. While these situations are still unfolding, new trends appear to be pointing towards U.S. and European utilities beginning to shift more focus to security of supply with production from areas of low geopolitical risk.

On the demand side of the equation, the global nuclear energy industry continues robust growth, with 65 new reactors connected to the grid from 2014 to June 2023 and another 57 reactors were under construction as of June 2023. During 2023, 3 new reactors have been connected to the grid and 5 reactors were permanently shutdown (Source: International Atomic Energy Association Power Reactor Information System and World Nuclear Association, June 2023). In October 2022, World Nuclear News reported that: "The International Energy Agency (IEA) projects more than a doubling of nuclear generation by 2050 with at least 30 countries increasing their use of nuclear power, in the Net Zero Emissions by 2050 scenario of its latest World Energy Outlook (WEO)". Additional upside market pressure is also emerging as utilities return to a longer-term contracting cycle to replace expiring contracts; something the market has not experienced for several years. Increasing demand has also occurred with financial entities and various producers, including URC, purchasing significant quantities of drummed uranium inventory, further removing excess near term supplies.

Recent Developments

Graduation to the TSX

Effective on July 6, 2023, the Common Shares and Listed Warrants are listed on the TSX under the symbols "URC" and "URC.WT" respectively. Prior to such date, the Common Shares and Listed Warrants were listed on the TSX Venture Exchange (the "TSX-V").

Repayment of BMO Credit Facility

A margin loan facility of up to $19 million (US$15 million) (the "BMO Credit Facility") was provided by Bank of Montreal pursuant to a margin loan agreement entered into on May 7, 2021, as amended and restated on January 17, 2023.

On May 3, 2023, the Company paid $9.7 million (US$7.2 million) in full repayment of all remaining principal, interest and fees under the BMO Credit Facility and extinguished the BMO Credit Facility.

Physical Uranium

As of April 30, 2023 and the date hereof, the Company holds 1,548,068 pounds of physical uranium at a weighted average cost of US$43.32 per pound.

During the year ended April 30, 2023, the Company purchased 300,000 pounds of physical uranium at a weighted average cost of US$53.59 per pound and sold 200,000 pounds of physical uranium at US$50.80 per pound to fund the repayment of the BMO Credit Facility that was fully settled subsequent to April 30, 2023 and for general working capital and corporate purposes.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds of physical uranium at a weighted average price of US$47.71 per pound for a total of $32.3 million. CGN is contracted to deliver 300,000 pounds of physical uranium on October 20, 2023, 100,000 pounds of physical uranium on June 14, 2024, and 100,000 pounds of physical uranium on April 2, 2025. Payments by the Company are required in October 2023, June 2024 and April 2025.

In November 2022, the Company notified Orano Canada Inc. ("Orano") of its election to receive royalty proceeds from the recently re-started McArthur River mine through delivery of physical uranium. URC's royalty interest represents a 1% gross overriding royalty on a 9.063% share of uranium production from the McArthur River Project derived from Orano's 30.195% production interest in the project.

Acquisition of Royalty Portfolio

In February 2023, the Company completed the acquisition of a U.S. uranium royalty portfolio from Anfield Energy Inc. ("Anfield") for total cash consideration of $2.0 million (US$1.5 million). The portfolio includes the following royalties:

•
a 2% net smelter royalty on portions of the San Rafael conventional mining project, located in Utah, USA and operated by Western Uranium & Vanadium Corp. ("Western Uranium");
•
a 2% to 4% sliding scale gross value royalty on portions of the Whirlwind conventional mining project, located in Colorado and Utah, USA and operated by Energy Fuels Inc. ("Energy Fuels");
•
a 1% gross value royalty (applicable to uranium and vanadium sales) on portions of the Energy Queen conventional mining project, located in Utah, USA and operated by Energy Fuels; and
•
a 2% to 4% sliding scale in-situ recovery production royalty on portions of the Dewey Burdock ISR mining project located in South Dakota, USA and operated by enCore Energy Corp. ("enCore").

Acquisition of Dawn Lake Royalty

In November 2022, the Company acquired a sliding scale 10% to 20% NPI royalty on a 7.5% share of overall uranium production from the Dawn Lake project lands. This royalty was previously subject to an option held by URC. The royalty was acquired through the Company's acquisition of Reserve Minerals, LLC, the holder of the royalty, in consideration for $0.1 million (US$0.1 million). The sliding scale royalty percentage for the Dawn Lake Royalty is based upon historical production and recoverable reserves of the combined Waterbury/Cigar Lake and Dawn Lake project lands, with the royalty rate having already achieved the maximum of 20% as the Cigar Lake mine has achieved such production and reserve threshold. The sliding royalty percentage will decrease to 10% after the combined production on both Waterbury/Cigar Lake and Dawn Lake projects reach a production hurdle of 200 million pounds U3O8 (Cameco has reported a total of 123 million pounds production as at December 31, 2022). As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant total of expenditures on the project, the Dawn Lake Royalty will only generate revenue to the Company after these cumulative expenses are recovered.

At-the-Market Equity Program

On September 1, 2022, the Company renewed its at-the-market equity distribution program (the "ATM Program"). The ATM Program allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of its Common Shares (the "ATM Shares"). Sales of ATM Shares through the ATM Program will be made pursuant to an equity distribution agreement dated September 1, 2022 with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc., and TD Securities (USA) LLC (collectively, the "Agents").

The ATM Shares sold under the ATM Program are sold at the prevailing market price on the TSX-V or the NASDAQ, or any other market on which the URC Shares may be listed and posted for trading, as applicable, at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the ATM Program will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) July 14, 2023.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

During the year ended April 30, 2023, a total of 4,029,021 Common Shares were distributed by the Company under the applicable equity distribution agreement for the period through the facilities of the TSX-V and NASDAQ for gross proceeds of $14.6 million, of which approximately $3.2 million (representing net proceeds of $3.1 million), at an average selling price of $3.63 per Common Share, was raised in Canadian dollars through the facilities of the TSX-V, and $11.4 million (US$8.7 million) (representing net proceeds of $11.1 million (US$8.4 million), at an average selling price of US$2.75 per Common Share, was raised in United States dollars through the facilities of the NASDAQ. The Agents were paid aggregate commissions on such sales of approximately $0.08 million and US$0.2 million (representing 2.50% of the gross proceeds of the ATM Shares sold), respectively. No ATM Shares were distributed by the Company during the three months ended April 30, 2023.

Properties Underlying Company Interests

The following is a description of selected recent developments respecting the properties in which the Company holds royalties during the year ended April 30, 2023.

•
Cigar Lake – Cameco Corporation ("Cameco") disclosed in a news release dated May 19, 2022, that Cameco and Orano had increased their stake in the Cigar Lake Joint Venture by acquiring Idemitsu Canada Resources Ltd.'s 7.875% participating interest. This increased Cameco's ownership stake to 54.547% and Orano's ownership stake to 40.453%. TEPCO Resource Inc. retains the remaining 5% interest in the property. This change in Orano's equity does not affect the Company's current royalty value on the Waterbury Lake / Cigar Lake Project. The NPI royalty remains applicable on a 3.75% share of overall uranium production but is simply drawn from Orano's increased ownership stake.

In Cameco's management's discussion and analysis for the year ended December 31, 2022 (the "Cameco 2022 MD&A"), Cameco disclosed 18 million pounds U3O8 (on a 100% basis) of total packaged production from Cigar Lake in 2022, bringing total packaged production to date to 123 million pounds. Cameco stated updated plans for production from the Cigar Lake mine, with the intention to maintain production at the licensed production rate of 18 million pounds per year for 2024, representing an increase from Cameco's previously disclosed plan of 13.5 million pounds per year. Cameco stated the change was based on contracting success and the improved outlook for the uranium market. Cameco indicated that the potential for supply chain impacts on construction materials, equipment and labour remains uncertain and could reintroduce production risk in 2023 and future years.

Further, Cameco provided an updated NI 43-101 mineral reserve estimate in the Cameco 2022 MD&A effective December 31, 2022, which estimated proven reserves of 110.7 million pounds U3O8 (308.9 thousand tonnes at an average grade of 16.25% U3O8) and probable reserves of 44.1 million pounds U3O8 (99.1 thousand tonnes at an average grade of 20.19% U3O8). The updated reserve estimate was estimated by Cameco using a metal price assumption of US$53 per pound U3O8 and an exchange rate of US$1.00 to $1.26. Ore reserves were reported on a 100% ownership basis. Cameco also included an updated mineral resource estimate effective December 31, 2022 in the Cameco 2022 MD&A for the Cigar Lake operation with measured resources of 6.4 million pounds U3O8 (48.0 thousand tonnes at an average grade of 6.06% U3O8) and indicated resources of 98.9 million pounds U3O8 (314.1 thousand tonnes at an average grade of 14.28% U3O8). The measured and indicated U3O8 mineral resources disclosed by Cameco did not include those mineral resources modified to produce the ore reserves (as reported above) and were reported on a 100% ownership basis.

Cameco further disclosed in its management's discussion and analysis for the quarter ended March 31, 2023 an additional 3.8 million pounds (100% basis) of production over the first quarter of 2023, with Cameco's share of such production being 2.1 million pounds.

As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Lake royalty will only generate revenue to the Company after these significant cumulative expenses are recovered.

•
McArthur River – In February 2022, Cameco announced plans to transition from care and maintenance to planned production of 15 million pounds per year (100% basis) by 2024. In the Cameco 2022 MD&A, Cameco stated total packaged production from McArthur River and Key Lake in 2022 was 1.1 million pounds U3O8 (of which 0.8 million pounds was

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

Cameco's share) as the mine and mill resumed production. Cameco further stated updated production plans for the McArthur River operation, disclosing potential production of 15 million pounds U3O8 (100% basis) in annual production in 2023, 40% below the licensed capacity of the Key Lake mill (25 million pounds per year). Cameco further stated 18 million pounds of production is projected for McArthur River in 2024 instead of the previously announced planned production of 15 million pounds per year.

Cameco further disclosed that, with the extended period of time the assets were on care and maintenance, the operational changes made, and commissioning issues that Cameco have worked through at the mill, which caused delays to the production schedule in 2022, there is continued uncertainty regarding the timing of a successful ramp up to planned production and the associated costs. In addition, inflation, the availability of personnel with the necessary skills and experience, and the potential impact of supply chain challenges on the availability of materials and reagents carry with them the risks of not achieving their production plans, production delays and increased costs. It further disclosed that the current operating license from the Canadian Nuclear Safety Commission ("CNSC") for both Key Lake and McArthur River expires in October 2023. The relicensing process is under way for both sites, and Cameco expects a decision from the CNSC later in 2023. Cameco does not expect any interruption or significant risks from this process.

The Cameco 2022 MD&A included an updated mineral reserve estimate effective December 31, 2022 for the McArthur River operation, with proven reserves of 329.9 million pounds U3O8 (2138.3 thousand tonnes at an average grade of 7.00% U3O8) and probable reserves of 64.0 million pounds U3O8 (530.7 thousand tonnes at an average grade of 5.47% U3O8). The updated ore reserve was estimated by Cameco using a metal price assumption of US$53 per pound U3O8 and an exchange rate of US$1.00 to $1.26. Ore reserves were reported on a 100% ownership basis.

The Cameco 2022 MD&A also included an updated mineral resource estimate dated effective December 31, 2022 for the McArthur River operation with measured resources of 3.7 million pounds U3O8 (74.9 thousand tonnes at an average grade of 2.23% U3O8) and indicated resources of 3.1 million pounds U3O8 (63.0 thousand tonnes at an average grade of 2.23% U3O8). The measured and indicated U3O8 mineral resources did not include those mineral resources modified to produce the ore reserves (as reported above) and were reported on a 100% ownership basis.

•
Langer Heinrich – In an announcement dated July 19, 2022, Paladin Energy Ltd. ("Paladin") announced that its board of directors had made the decision to return the Langer Heinrich Mine to production, with first volumes targeted for the first quarter of calendar year 2024. Paladin further stated that total project capital expenditure had increased to US$118 million on a 100% project basis, (previous guidance of US$87 million), primarily driven by recent inflationary pressures across the project supply chain, brought forward power and water infrastructure works and increased owners team costs. In Paladin's quarterly activities report for the period ended December 31, 2022, Paladin continued to progress restart project activities focused on the return of the Langer Heinrich Mine to production targeted for the first quarter in calendar year 2024.

•
Lance – On March 28, 2022, Peninsula Energy Ltd. ("Peninsula") announced that it was commencing an update to its 2018 Low-Ph ISR Feasibility Study, incorporating results and conclusions from Peninsula's technical de-risking activities, including the recently completed MU1A Field Demonstration. On May 4, 2022, Peninsula announced that it had received approval for the license amendment application to the Wyoming Department of Environmental Quality to authorize use of several different oxides in conjunction with the low pH lixiviants used in the uranium extraction process.

On August 15, 2022, Peninsula announced the details of a definitive feasibility study ("DFS") completed under JORC for the Ross and Kendrick projects at Lance. The key results from the DFS included a life of mine production of 14.4 million pounds U3O8 over 14 years of mine life, steady state production of 2.0 million pounds per year from year four of the study, and All-In Sustaining Costs of US$39.08 per pound. Included in the DFS is an updated resource summary including just the Ross and Kendrick projects. The estimate is broken into two areas, the first covers the Ross and Kendrick permit areas used in the DFS, which includes measured and indicated resource of 12.72 million pounds of U3O8 (10.74 million tonnes at an average grade of 0.05% U3O8) and an inferred resource of 9.09 million pounds of U3O8 (8.25 million tonnes at an average grade of 0.05% U3O8). The second area is estimated on the Barber resource area, which is not included in the DFS, which includes 3.13 million pounds of U3O8 (3.22 million tonnes at an average grade of 0.05% U3O8) and an inferred resource of 28.73 million pounds of U3O8 (21.15 million tonnes at an average grade of 0.05% U3O8).

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

In Peninsula's quarterly activities update for the period ended January 31, 2023, Peninsula stated that Strata Energy Inc. ("Strata"), a wholly-owned subsidiary of Peninsula, submitted applications with the Wyoming Department of Environmental Quality ("WDEQ") that would expand the approved license area of the Lance projects, with the inclusion of the Kendrick Production Area. An acceptance review of the amendment package documents will be conducted by the WDEQ as the next step of the regulatory process. The review and approval process for amendments of this nature are considered procedural and typically take eighteen to twenty-four months to complete. Peninsula also disclosed the start of a programme to systematically expand and enhance resources on the Lance project. A drilling programme is planned in 2023 to conduct resource quality enhancement drilling within Kendrick.

In an announcement dated May 8, 2023, Peninsula stated that Lance remained on track to recommence commercial uranium production operations by mid-year 2023.

•
Roughrider Project – In a news release dated October 17, 2022, Uranium Energy Corp. ("UEC") announced it had completed the acquisition of the Roughrider uranium project from a subsidiary of Rio Tinto plc. URC currently holds a 1.9701% net smelter return royalty on the Roughrider project.

On May 2, 2023, UEC announced completion of a S-K 1300 Technical Report Summary for the Roughrider project titled "The Roughrider Uranium Project, Saskatchewan, Canada" with an issued date of April 25, 2023 (the "Roughrider Technical Report"), outlining 27.8 million pounds U3O8 in 389,000 tonnes grading 3.25% U3O8 in the Indicated category and 36.0 million pounds U3O8 in 359,000 tonnes grading 4.55% U3O8 in the Inferred category. The Roughrider Technical Report is available under UEC's profile at www.sedar.com and www.edgar.com. Additionally, UEC indicated the intention of completing an expanded Technical Report Summary including the economic parameters on the project in 2023. On May 23, 2023, UEC announced that it had selected consultants to conduct an initial assessment economic study under S-K1300 of the project and environmental baseline work for the project.

•
Roca Honda – On March 11, 2022, Energy Fuels published an updated technical report titled "Technical Report on the Roca Honda Project, McKinley County, New Mexico, USA" with an effective date of February 22, 2022, a copy of which can be found under Energy Fuels' profile at www.sedar.com. The report included updated prior resource estimates for section 9, 10, 16 and 17 of the project, totaling 17.6 million pounds U3O8 (1.85 Mt at an average grade of 0.48% U3O8) in the measured and indicated categories, as well as an additional 13.8 million pounds U3O8 (1.51 Mt at an average grade of 0.46% U3O8) in the inferred category as at December 31, 2021. Energy Fuels stated a total of 3.06 million pounds of indicated resources and an additional 2.64 million pounds U3O8 of inferred resources specifically on Section 17 as at December 31, 2021. Mineral resources were estimated at a U3O8 cut-off grade of 0.19% U3O8. A minimum mining thickness of six feet was used, along with US$241 per ton operating costs, US$65 per pound U3O8 price, and 95% recovery. Bulk density is 0.067 ton/ft3 (15.0 ft3/ton or 2.14 t/m3).

The report also disclosed the results of a preliminary economic assessment ("PEA") for the project. In terms of key criteria, the report stated the following: total mill feed processed of 4.02 Mt at a rate of 1,150 short tons per day, an average U3O8 head grade of 0.36%, average mill recovery of 95%, resulting in a total of 27.5 million pounds U3O8 recovered. Average annual U3O8 sales are estimated at 2.5 million pounds per year for a mine life of 11 years. The assumed metal price utilized by the PEA was US$65 per pound U3O8. Life-of-mine capital costs totaled US$482.3 million, with life-of-mine operating costs estimated at US$945.9 million (excluding offsite costs, royalties, and severance taxes). The proposed production schedule has the mineralization from Section 17 mined in the first three years of the mine life, with a total of 4.23 million pounds U3O8 produced from Section 17 specifically. The foregoing PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that the PEA will be realized.

•
Energy Queen – In February of 2022, Energy Fuels filed the La Sal Technical Report, which includes a mineral resource estimate for the Energy Queen project. The report disclosed an estimated inferred mineral resource of 749,000 pounds eU3O8 (147 thousand short tons or 133 thousand tonnes at an average grade of 0.25% eU3O8). In addition, the report states inferred resources of 3.13 million pounds of V2O5 (147 thousand short tons or 133 thousand tonnes at an average grade of 0.1.07% V2O5).

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

Energy Fuels states that uranium resources are estimated at a cut-off grade of 0.17% U3O8, that vanadium resources are estimated based on calculations from U3O8 vs V2O5 regression analysis. In addition, the cut-off grade is calculated using a metal price of US$65 per pound U3O8 and that no minimum mining width was used in determining mineral resources, and that figures are based on a tonnage factory of 14.5 ft3/ton (Bulk density 0.0690 ton/ft3 or 2.21 t/m3).

•
Anderson – On July 13, 2022, UEC announced filing of a S-K 1300 Technical Report Summary disclosing updated mineral resources for the Anderson project. The report disclosed total indicated resources of 32.1 million pounds eU3O8 in 16.2 Mt grading 0.099% eU3O8. The resources were calculated at a 0.02% eU3O8 grade cutoff and a 0.1 ft% GT cutoff. Mineral resources were estimated separately for each mineralized zone. The total contained mineralized material was first estimated, then reasonable prospects for economic extraction were applied. Mineral resources are not mineral reserves and do not have demonstrated economic viability. However, considerations of reasonable prospects for eventual economic extraction were applied to the mineral resource calculations. UEC further disclosed that the previous PEA report completed by UEC in 2014 is now considered historical and UEC is not treating the report as current. In its annual report on Form 10-K for the year ended July 31, 2022, UEC disclosed that it had not conducted any drilling to date on the Anderson project.

•
Michelin – In its quarterly activity report for the quarter ended December 31, 2022, Paladin disclosed that it had completed the summer exploration field program with the analysis of data collected nearing completion. Paladin also stated that the sales process under the Michelin Joint Venture Agreement has commenced as required under the Joint Venture Agreement, of which the joint venture must use its best efforts to procure the sale of the entire project to a third party when the 52-week average of uranium price is at or above US$40 per pound. Paladin disclosed that it has the right, acting reasonably, to determine if any offer made under any sales process is acceptable. Paladin further stated that it also has a right of preemption to acquire the minority shareholder's interest in the joint venture.

•
Reno Creek – In its annual report on Form 10-K for the year ended July 31, 2022, UEC disclosed that it plans to complete permit and license amendments to add new mineable acreage to the Reno Creek project. UEC further stated that drilling plans are also in the initial stages of development.

•
Workman Creek – In February of 2023, UEC filed a S-K 1300 Technical Report Summary titled "2022 Initial Assessment on the Workman Creek Project, US SEC Subpart 1300 Regulation S-K Report, Gila County, Arizona, USA", with an effective date of February 14, 2023, which includes a mineral resource estimate for the Workman Creek project. The report disclosed an estimated inferred mineral resource of 4.459 million pounds of U3O8 (1.981 million short tons or 1.797 million tonnes at an average grade of 0.113% U3O8). UEC states that economic factors have been applied to the estimates in consideration of reasonable prospects for economic extraction using a commodity price of US$75 per pound uranium oxide and that metallurgical recovery was assumed at 90%.

•
Slick Rock – In a news release dated June 8, 2022, Anfield announced that it had completed the settlement of indebtedness with UEC. It further disclosed that as part of the settlement, an asset swap was completed where Anfield acquired UEC's interest in the Slick Rock uranium-vanadium property located in San Miguel County, Colorado.

On May 15, 2023, Anfield announced the filing of a NI 43-101 technical report disclosing updated mineral resources for the Slick Rock project as well as a PEA of the project. The technical report is titled "The Shootaring Canyon Mill and Velvet-Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment, National Instrument 43-101" with an effective date of May 6, 2023 (the "Slick Rock Technical Report"), prepared for Anfield, a copy of which is available under its profile at www.sedar.com.

The Slick Rock Technical Report states an updated PEA for the combined Velvet-Wood and Slick Rock projects. Project cost estimates are based on a conventional random room and pillar underground mine operation at the Velvet-Wood and Slick Rock mine areas. Mined material would be hauled by truck to the Shootaring Canyon Mill approximately 180 miles from Velvet-Wood and 200 miles from Slick Rock. Commodity prices used in the PEA are US$70 per pound for uranium oxide and US$12 per pound for vanadium pentoxide. Respective mill recoveries are estimated at 92% U3O8 and 75% V2O5. Total initial capital expenditures, not including current and sunk costs, is estimated at US$122.3 million. Total weighted average operating expenses is estimated at US$244 per ton mined and processed. The total cost per ton to produce saleable uranium and vanadium products is estimated at US$290 per ton. This compares to an estimated gross value of US$741 per ton.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

The PEA contained in the Slick Rock Technical Report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that the preliminary economic assessment will be realized.

The technical report highlights a pre-tax project internal rate of return of 40% and a net present value of US$238 million, based on a discount rate of 8% and a uranium price of US$70 per pound, along with a vanadium price of US$12 per pound for the two combined projects. The report states average annual production of approximately 750,000 pounds of uranium and 2.5 million pounds of vanadium per year is estimated over the 15-year mine life. The technical report estimates 1.7 million tons containing some 7.7 million pounds eU3O8 for the Slick Rock project alone, with a vanadium to uranium ratio of 6 to 1.

•
Dewey Burdock – In a news release dated January 4, 2022, enCore announced the closing of a statutory plan of arrangement pursuant to which enCore acquired all of the issued and outstanding shares of Azarga Uranium Corp. ("Azarga"). In a news release dated February 14, 2022, enCore announced that the United States Nuclear Regulatory Commission (the "NRC") had accepted the change of control of the Source and By-Product Materials License from Azarga to enCore.

On August 10, 2022, enCore announced that a panel of the United States Court of Appeals for the District of Columbia Circuit (the "DC Circuit Court") issued an opinion that the NRC's actions were lawful, affirming its decision to issue a license to extract uranium to Powertech Uranium (USA), Inc. a wholly owned subsidiary of enCore. On December 15, 2022, enCore announced that the DC Circuit Court denied the request of the Oglala Sioux Tribe and the group "Aligning for Responsible Mining" for a full panel review of this decision by a three-judge panel of that court. On March 20, 2023, enCore announced that the Sioux confirmed its decision not to seek review by the United States Supreme Court of the NRC license, and that the NRC license is now final and fully effective. Confirmation of the NRC license clears the way for the resumption of proceedings in two additional legal challenges to the Dewey-Burdock project final EPA Class III and V Underground well permits and aquifer exemption. Those challenges are based on some of the same issues decided in the NRC case.

•
Russell Lake/Russell Lake South – In a news release dated January 24, 2023, Skyharbour Resources Ltd. ("Skyharbour") announced the commencement of a 10,000 meters exploration drilling program on the Russell Lake project. Skyharbour stated that the project is a large, exploration stage uranium exploration property totaling 73,294 hectares strategically located between Cameco's Key Lake and McArthur River Projects and adjoining Denison Mines Corp.'s Wheeler River project to the west and Skyharbour's Moore Uranium project to the east. In a news release dated February 9, 2023, Skyharbour announced the signing of an exploration agreement with English River First Nation ("ERFN") for the Russell Lake and Moore Uranium projects in respect of Skyharbour's exploration and evaluation activities within the traditional territory of ERFN.

The Company currently owns a 1.9701% net-smelter return royalty on 23 of the 26 claims that currently comprise the exploration project.

•
Dawn Lake – The Cameco 2022 AIF disclosed that Cameco has one deposit with current resources stated on the Dawn Lake Project. The Tamarack deposit is disclosed as of December 31, 2022, reported as 17.9 million pounds U3O8 in 183,800 tonnes grading 4.42% U3O8 in the Indicated category and 1.0 million pounds U3O8 in 45,600 tonnes grading 1.02% U3O8 in the Inferred category. The deposit is unconformity-related at approximately 175 to 200 meters depth, located 10 km to the southwest of the McClean Lake mill.

End to International Public Health Emergency

On May 5, 2023, the World Health Organization declared an end to the public health emergency of international concern, downgrading COVID-19 as no longer qualifying as a global emergency.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

Asset Portfolio

Royalties

The table below sets out the Company's principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty

Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Church Rock	Laramide Resources Ltd.	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns
Cigar Lake / Waterbury Lake(1)(3)	Cameco / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dawn Lake (2)(3)	Cameco	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dewey-Burdock(3)(4)	enCore	SD, USA	Black Hills Uplift	30% Net Proceeds 2% - 4% Gross Value Royalty
Energy Queen(3)(5)	Energy Fuels	UT, USA	La Sal Uranium District	1% Gross Value Royalty
Lance	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty(3) 1.0% Gross Revenues Royalty
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
McArthur River(3)(6)	Cameco	SK, Canada	Athabasca Basin	1% Gross Overriding Royalty
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(3)	UEC	WY, USA	Powder River Basin	0.5% Net Profit Interest
Roca Honda(3)	Energy Fuels	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Roughrider(7)	UEC	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Russell Lake and Russell Lake South(7)	Rio Tinto Limited/ Skyharbour	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
San Rafael(3)	Western Uranium	UT, USA	San Rafael Uranium District	2% Net Smelter Royalty
Slick Rock	Anfield	CO, USA	Uravan Mineral Belt	1.0% Net Smelter Returns
Whirlwind(3)(8)	Energy Fuels	UT/CO, USA	Uravan Mineral Belt	2% - 4% Gross Value Royalty
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns

Notes:

(1)
A 10% to 20% sliding scale NPI royalty on a 3.75% share of overall uranium production, drawn from Orano's 40.453% ownership interest.
(2)
A 10% to 20% sliding scale NPI royalty on a 7.5% share of overall uranium production. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects. As an NPI royalty this royalty will not generate revenue until production re-commences and only after cumulative expense accounts, that include development costs, are recovered.
(3)
The royalty acquired by URC does not apply to the entirety of the project.
(4)
A 2% to 4% sliding scale gross value royalty on portions of the Dewey-Burdock Project.
(5)
A 1% gross value royalty applicable to both uranium and vanadium sales from portions of the Energy Queen project. URC may choose to take product payment in physical ore or concentrates.
(6)
A 1.0% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano.
(7)
The royalties on the Roughrider project and Russell Lake and Russell Lake South projects are represented by the same royalty instrument. Skyharbour is currently operating as an earn-in partner with Rio Tinto Limited.
(8)
A 2% to 4% sliding scale gross value royalty applicable to both uranium and vanadium sales from portions of the Whirlwind project. URC may choose to take product payment in physical ore or concentrates.

Strategic Investment in Yellow Cake plc and Uranium Option

Since 2018, URC has been a shareholder of Yellow Cake, a company listed on the Alternative Investment Market of the London Stock

Exchange that purchases and holds physical uranium. The Company holds approximately 2.5% of the outstanding shares of Yellow Cake as of the date hereof. The long-term strategic relationship between the Company and Yellow Cake includes, among other things:

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

•
Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at April 30, 2023. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company ("Kazatomprom") to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake's agreement with Kazatomprom. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds U3O8 from Yellow Cake at US$28.73 per pound U3O8. No purchases occurred under this arrangement during the years ended April 30, 2022 and 2023.
•
Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.
•
Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors. Yellow Cake disclosed that its total holdings of U3O8 was 18.81 million pounds for the quarter ended March 31, 2023 (Source: Yellow Cake plc).

In February of 2022, Russia commenced a military invasion of Ukraine. In response, governments in the United States, the European Union, the United Kingdom, Canada and others imposed financial and economic sanctions on certain industry segments and various parties in Russia. While the threat of such sanctions, import bans and other changes in trade patterns resulting from the political unrest and war in Ukraine are expected to positively impact demand for North American uranium, it may adversely impact demand for uranium produced in Kazakhstan and increase regional trade and logistical barriers, which could negatively impact the Company's investment in Yellow Cake. The Company will continue to monitor the conflict including the potential impact of financial and economic sanctions on the global economy and particularly on the economy of Kazakhstan. Although the Company has no operations in Russia or Ukraine, the destabilizing effects of the war in Ukraine could have other effects on our business.

Overall Performance

For the year ended April 30, 2023, the Company incurred a net loss of $5.8 million compared to a net loss of $4.3 million for the previous fiscal year. As at April 30, 2023, the Company had working capital (current assets less current liabilities) of $128.5 million.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the global and American uranium markets, as well as general uranium market conditions and the impact of the conflict in Ukraine.

Selected Annual Information

The following sets forth selected annual financial information for the Company for the three most recently completed fiscal years:

	April 30,
(in thousands of dollars, except per share amounts)	2023	2022	2021
Total revenue	13,854	—	—
Net loss	5,843	4,257	1,377
Net loss per share, basic and diluted	0.06	0.05	0.02
Dividends	—	—	—
Total assets	185,788	178,173	76,183
Total non-current financial liabilities	83	13,051	40

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

The increase in total assets from $178.2 million as at April 30, 2022 to $185.8 million as at April 30, 2023 was primarily attributed to the increase of cash received from the sale of the ATM Shares of $14.2 million, offset by a net repayment of margin loan principal and interest for a total of $5.5 million.

Discussion of Operations

Year ended April 30, 2023, compared to the year ended April 30, 2022

During the year ended April 30, 2023, the Company sold 200,000 pounds of uranium inventory at a weighted average price of US$50.80 per pound for $13.9 million (US$10.2 million) to fund the purchase of uranium inventory, the repayment of the BMO Credit Facility that was fully settled on May 3, 2023 and for general working capital and corporate purposes. The Company recognized a gross profit of $2.8 million on such sale.

In the year ended April 30, 2023, the Company issued a total of 4,029,021 Common Shares for net proceeds of $14.2 million under the applicable equity distribution agreement for the period. In addition, the Company purchased 300,000 pounds of U3O8 for $21.4 million and completed the acquisition of Dawn Lake royalty and a portfolio of royalties from Anfield for a total cash consideration of $2.2 million.

The Company incurred a net loss of $5.8 million in the year ended April 30, 2023 compared to a net loss of $4.3 million for the previous fiscal year. The increase in net loss for the year ended April 30, 2023 was primarily attributable to increases in uranium storage fees of $0.4 million, investor communications and marketing expenses of $0.3 million, salaries, wages and benefits of $0.2 million, professional fees of $0.1 million, interest expenses of $0.9 million, foreign exchange loss of $0.4 million, a decrease in deferred tax recovery of $2.2 million, offset by the gross profit of $2.8 million on the sale of uranium inventory and a decrease in share-based compensation of $0.3 million.

During the year ended April 30, 2023, the Company incurred uranium storage fees of $0.6 million compared to $0.2 million for the previous fiscal year. The increase is primarily due to the increase in storage account fee and a net increase of 100,000 pounds of U3O8 in storage since fiscal year 2022.

In the year ended April 30, 2023, the Company incurred investor communications and marketing expenses of $1.7 million compared to $1.4 million for the previous fiscal year, which consisted of business development, and conferences and related expenses. The Company invested in a variety of marketing initiatives as part of its investor awareness program.

The Company incurred $0.4 million in salaries, wages and benefits in fiscal year 2023 compared to $0.2 million for the previous fiscal year. The increase in employment compensation is consistent with the addition in human resources in the legal and sustainability departments in the current fiscal year.

During the year ended April 30, 2023, the Company incurred professional fees of $0.9 million, consisting primarily of audit fees, fees for tax advisory and compliance services, regulatory fees associated with the ATM Program and legal fees for corporate matters, compared to $0.8 million in the previous year. The amount of professional fees year-over-year are largely dependent on the level of financing and corporate activity in the current year.

In the year ended April 30, 2023, the Company incurred interest expense of $1.6 million on the BMO Credit Facility compared to $0.7 million in the previous fiscal year, primarily as a result of drawdown of $10.7 million (US$8.0 million), difference in exchange rate and an increase in market interest rates from 1.33% per annum (3-month USD LIBOR) to 4.93% per annum (3-month Term SOFR Rate) for the applicable interest period from May 1, 2022 to April 30, 2023, while 3-month USD LIBOR for the corresponding interest period in the previous fiscal year increased from 0.17% per annum to 1.01% per annum. This facility was repaid subsequent to April 30, 2023.

The Company recognized a foreign exchange loss of $0.7 million in the year ended April 30, 2023 compared to $0.3 million in the previous fiscal year, primarily as a result of the exchange difference on the translation of the BMO Credit Facility denominated in U.S. dollars.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

In the year ended April 30, 2023, the Company recognized a share-based compensation expense of $0.9 million compared to $1.3 million in the previous fiscal year. This represents the vesting of share options issued by the Company to the management, directors, employees and consultants.

During the year ended April 30, 2023, the Company sold a portion of its shares in Yellow Cake and all of its shares in Sprott for proceeds of $16.6 million and realized a gain of $7.1 million which had already been recognized in accumulated other comprehensive income. This gain, net of tax of $0.95 million, was transferred to accumulated deficit.

In the year ended April 30, 2023, the Company recorded a gain on revaluation of short-term investments of $0.1 million primarily from a foreign exchange gain of $1.7 million on the translation of the ordinary shares of Yellow Cake denominated in UK pounds sterling, offset by a decrease in the fair value of the ordinary shares of Yellow Cake of $1.1 million and other investments of $0.5 million. In addition, the Company recognized deferred income tax expense of $0.015 million during the year ended April 30, 2023 compared to $2.2 million in the previous fiscal year, in other comprehensive income. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

Use of Proceeds

During the year ended April 30, 2023, a total of 4,029,021 Common Shares were distributed by the Company under the applicable equity distribution agreement for the period for gross proceeds of $14.6 million (representing net proceeds of $14.2 million). Net proceeds derived from the ATM Shares sold under the ATM Program were used for the purchase of physical uranium purchases and working capital purposes.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($ '000)	($ '000)	($)	($ '000)
July 31, 2021	—	(1,063)	(0.01)	—
October 31, 2021	—	(590)	(0.01)	—
January 31, 2022	—	(1,999)	(0.02)	—
April 30, 2022	—	(605)	(0.01)	—
July 31, 2022	—	(2,449)	(0.03)	—
October 31, 2022	—	(2,266)	(0.02)	—
January 31, 2023	—	(1,798)	(0.02)	—
April 30, 2023	13,854	670	0.01	—

Changes in net loss from quarter to quarter are affected primarily by the recognition of deferred income tax recovery (expense) as a result of the change in fair value of the Company's short-term investments, recognition of revenue from sales of uranium inventory, foreign exchange difference and interest expenses on the BMO Credit Facility, professional fees and regulatory fees incurred in connection with ATM Shares sold under the ATM Program, share-based compensation expense recognized for the grant of stock options, and corporate activities conducted during the respective periods. During the three months ended April 30, 2023, the Company's positive net income was primarily the result of the gross profit generated from the sales of uranium inventory of $2.8 million.

Fourth Quarter

No ATM Shares were distributed by the Company in the last quarter of the current fiscal year. The Company completed the acquisition of a portfolio of royalties from Anfield for cash consideration of $2 million. In addition, the Company sold 200,000 pounds of U3O8 for $13.9 million and disposed of short-term investments of $13.4 million to fund the purchase of uranium inventory, the repayment of the BMO Credit Facility that was fully settled on May 3, 2023, and for general working capital and corporate purposes.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

The Company's net profit was $0.7 million in the three months ended April 30, 2023 compared to a net loss of $0.6 million for the same period in 2022. The change from a net loss to a net profit for the three-month period was as a result of recognizing revenue from the sale of uranium inventory for the first time.

During the three months ended April 30, 2023, the Company incurred uranium storage fees of $0.2 million compared to $0.1 million in the same period in 2022.

In the three months ended April 30, 2023, the Company incurred professional fees of $0.2 million, consisting primarily of legal fees associated with the ATM Program, fees for advisory services and legal fees for corporate matters compared to $0.1 million in the same period in the previous fiscal year. The amount of professional fees quarter-over-quarter are largely dependent on the level of financing and corporate activity in the current period.

During the three months ended April 30, 2023, the Company incurred investor communications and marketing expenses of $0.2 million compared to $0.5 million in the same period in 2022. The expense in the current quarter consisted of business development, conferences and related travel expenses.

Total management and directors fees and salaries was $0.3 million in the three months ended April 30, 2023 compared to $0.2 million in the same period in 2022. The increase in employment compensation is consistent with the addition in human resources throughout the current fiscal year.

The Company incurred interest expense of $0.4 million on the BMO Credit Facility in the three months ended April 30, 2023 compared to $0.3 million in the same period in 2022.

The Company recognized a foreign exchange loss of $0.2 million in the fourth quarter of fiscal year 2023 compared to $0.1 million in the same period in 2022. The increase in interest expense and foreign exchange loss is primarily due to the increase in the variable interest rate incurred on the BMO Credit Facility, which is denominated in U.S. dollars, and the appreciation of U.S. dollars against Canadian dollars. The facility was repaid and extinguished subsequent to April 30, 2023.

During the three months ended April 30, 2023, the Company recorded a loss on revaluation of short-term investments of $2.4 million as a result of the decrease in the fair value of the ordinary shares of Yellow Cake and common shares of QRC, and a foreign currency translation gain of $0.3 million. The Company recognized deferred income tax recovery of $0.3 million during the three months ended April 30, 2023 compared to a $1.1 million expense in the same period in 2022, in other comprehensive income Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

Liquidity and Capital Resources

	As at	As at
	April 30, 2023	April 30, 2022
	($'000)	($'000)
Cash	14,306	4,385
Short-term investments	38,340	51,787
Inventories	85,561	75,030
Working capital (current assets less current liabilities)	128,492	133,544
Total assets	185,788	178,173
Total current liabilities	10,336	486
Accounts payable and accrued liabilities	549	469
Total non-current liabilities	83	13,051
Shareholders' equity	175,369	164,636

As at April 30, 2023, the Company had cash of $14.3 million compared to $4.4 million at April 30, 2022. The increase in cash of $9.9 million was primarily due to the net proceeds received from the sale of uranium inventory of $13.9 million, net proceeds received from the sale of the ATM Shares and short-term investments of $14.2 million and $16.6 million, respectively, offset by a cash payment of $2.2 million for the acquisition of royalties, cash paid for the purchase of 300,000 pounds of U3O8 for $21.4 million and equity

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023 investment in Sprott of $2.9 million, and a net repayment of margin loan principal and interest for a total of $5.5 million. As at April 30, 2023, short-term investments consisted of equities in Yellow Cake and QRC. On May 29, 2023, the Company purchased 1,100,000 additional shares in QRC in the open market at a price of $0.70 per share.

During the year ended April 30, 2023, the Company sold 200,000 pounds of physical uranium and recognized a gross profit of $2.8 million. As at April 30, 2023, the Company holds 1.5 million pounds in its storage account at a total value of $85.6 million compared to 1.4 million pounds at a total value of $75.0 million at April 30, 2022.

In the year ended April 30, 2023, the Company drew approximately $10.7 million (US$8.0 million) under the BMO Credit Facility, and made a partial repayment thereunder of $14.9 million (US$11.1 million), resulting in a margin loan balance as at April 30, 2023 of approximately $9.7 million (US$7.2 million). On May 3, 2023, the Company made full repayment of all remaining principal, interest and fees and extinguished the BMO Credit Facility.

As at April 30, 2023, the Company had working capital (current assets less current liabilities) of $128.5 million compared to $133.5 million as at April 30, 2022.

On an annual basis, the Company has not generated any sustained profits from operations and the major sources of financing to date have been the prior issuance by way of private placements of Common Shares and special warrants, the initial public offering in December 2019, cash receipts from the repayment of a promissory note in a prior year, the BMO Credit Facility of US$15.0 million established in 2021, proceeds received from the public offering in May 2021 and shares sold under the ATM Program. The Company's ability to meet its obligations and finance acquisition activities depends on its ability to generate cash flow from selling its inventories and/or through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company's growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

The Company believes that its financial resources will be adequate to cover anticipated expenditures for general and administrative costs and capital expenditures for at least twelve months following the date hereof. The Company's current financial resources are also available to fund acquisitions of additional interests. The Company's long-term capital requirements are primarily affected by its ongoing acquisition activities. The Company currently has, and generally at any time, may have acquisition opportunities in various stages of active review. In the event of one or more substantial royalty or other acquisitions, the Company may seek additional debt or equity financing as necessary.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at April 30, 2023, including payments due for each of the next five years and thereafter:

	Payments due by period
(in thousands of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Government loan payable	$40	$40	—	—	—
Margin loan payable*	$9,726	$9,726	—	—	—
Office lease	$104	$21	$54	$29	—
Purchase of physical uranium	$32,328	$19,169	$13,159	—	—
Total	$42,198	$28,956	$13,213	$29	—

* Repaid in full subsequent to April 30, 2023.

Cash Flows

Operating Activities

Net cash used in operating activities during the year ended April 30, 2023 was $11.5 million compared to $68.8 million for fiscal year 2022. This was as a result of operating expenditures incurred during the year, which consisted of general and administrative expenses,

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023 management and directors' fees and professional fees, plus the purchase of physical uranium. The decrease of net cash used in operating activities is primarily due to the purchase of 1,100,000 pounds U3O8 during the year ended April 30, 2022 compared to 300,000 pounds U3O8 in the current fiscal year.

Investing Activities

Net cash generated from investing activities during the year ended April 30, 2023 was approximately $12.2 million compared to $19.1 million cash used in investing activities in the previous fiscal year. During the year ended April 30, 2023, the Company paid $2.2 million in connection with the acquisitions of the Dawn Lake royalty and a portfolio of royalties from Anfield. Further, the Company paid $2.9 million to purchase short-term investments. In the current fiscal year, the Company cancelled the foreign exchange facility and the related restricted cash of $0.6 million was released by the bank. In addition, the Company received $16.6 million compared to $4.3 million in the prior year, from the disposal of short-term investments to finance royalty acquisitions, margin loan repayment, and for general working capital and corporate purposes.

Financing Activities

Net cash generated from financing activities during the year ended April 30, 2023 was $9.2 million compared to $85.1 million in the previous fiscal year. During the year ended April 30, 2023, the Company received $14.2 million from ATM Shares sold under the ATM Program, and made a net repayment of margin loan and related interest for a total of $5.5 million.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the year ended April 30, 2023 and 2022, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the years ended April 30, 2023 and 2022, comprised of:

	For the year ended April 30,
	2023	2022
	($ '000)	($ '000)
Management salaries	378	290
Directors' fees	200	182
Share-based compensation	540	540
Total	1,118	1,012

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023 differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgment or assessments.

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The Company's business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.

•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators, including but not limited to whether further exploration or evaluation expenditure in the area is planned or budgeted, whether commercially viable deposits have been discovered or if sufficient work has been performed to indicate that the carrying amount of the asset will not be fully recovered, whether there are observable indications that the asset's value has declined during the period, significant declines in future commodity prices, significant increases in market interest rates, significant adverse changes in foreign exchange rates and taxes, and operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Information about significant sources of estimation uncertainty are described below.

•
The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company's royalty interests.

Changes in, and Initial Adoption of, Accounting Policies

The Company has determined there are no IFRS standards that are issued but not yet effective that could materially impact the Company's financial statements for the year ended April 30, 2023.

Financial Instruments and Risk Management

At April 30, 2023, the Company's financial assets include cash, restricted cash and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, government loan and margin loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash, accounts payable and accrued liabilities and government loan approximate fair value due to their short terms to settlement. The Company's margin loan payable is measured at amortized cost and classified as level 2 within the fair value hierarchy. The fair value of the margin loan payable approximates it's carrying value as it's interest rate is comparable to current market rates. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company.

Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company holds cash with a Canadian chartered financial institution of which the majority of its bank balances is uninsured as at April 30, 2023. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and restricted cash balance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from April 30, 2023. The Company's working capital (current assets minus current liabilities) as at April 30, 2023 was $128.5 million. The Company's accounts payable and accrued liabilities, government loan and margin loan are all expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and margin loan, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis point in Adjusted Term SOFR Rate would not have a significant impact on the net loss for the year ended April 30, 2023.

Currency risk

Financial instruments that impact the Company's net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash and margin loan denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at April 30, 2023 would have an impact, net of tax, of approximately $2.8 million on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $1.4 million on net loss for the year ended April 30, 2023. The impact of a Canadian dollar

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023 change against the U.S. dollars on the margin loan by 10% would have an impact of approximately $0.8 million on net loss for the year ended April 30, 2023.

Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at April 30, 2023, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $3.3 million on other comprehensive income.

Outstanding Share Data

As at the date hereof, the Company has 100,369,451 Common Shares outstanding. In addition, common share purchase warrants and options of the Company outstanding as of the date hereof are summarized below.

Common Share Purchase Warrants

The outstanding common share purchase warrants as at the date of this MD&A are as follows:

	Exercise Price	Number
Expiry Date	($)	Outstanding
December 6, 2024(1)	1.40	95,588
December 6, 2024(2)	2.00	16,732,638
		16,828,226

Notes:

(1)
Unlisted warrants.
(2)
Listed Warrants.

Share Options

The outstanding share options as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding

May 31, 2024	3.31	100,000
May 31, 2026	3.49	612,500
May 31, 2026	4.10	50,000
September 15, 2026	5.46	40,000
January 13, 2027	4.93	5,000
May 13, 2027	3.31	332,500
June 20, 2027	3.26	25,000
July 7, 2027	2.88	25,000
September 9, 2027	4.20	1,000
October 24, 2027	3.15	5,000
		1,196,000

Each option entitles the holder thereof to purchase one Common Share.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

As at April 30, 2023, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the Company's principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the U.S. Securities Exchange Commission's rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

Internal Control over Financial Reporting

The Company's management, including the Company's principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over the Company's internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of April 30, 2023. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at April 30, 2023.

Attestation Report of the Registered Public Accounting Firm

This MD&A does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. In addition, in accordance with the United States Jumpstart Our Business Startup Act (the "JOBS Act"), the Company qualifies as an "emerging growth company" (an "EGC"), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company's independent auditor assess the Company's internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this annual report for so long as the Company remains an EGC.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2023

Changes in Internal Control Over Financial Reporting

Other than the introduction of new internal controls relating to the implementation of a new process for revenue recognition, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting during the year ended April 30, 2023.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

Additional Information

Additional information concerning the Company, including the Company's AIF, is available under the Company's profile at www.sedar.com and www.sec.gov.